July 28, 2011

Submitted on EDGAR under "CORRESP"

Ms. Kathryn Jacobson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:          Barrett Business Services, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 1, 2011
File No. 0-21886

Dear Ms. Jacobson:

We are in receipt of Larry Spirgel's letter dated June 30, 2011, regarding the subject filing.  Our responses correspond to the numbered comments in the letter.

Goodwill and intangible assets, page F-9

1.         We note that you only have one reporting unit.  However, in describing your operating strategy on page 4, you stated that you have a "decentralized and autonomous management philosophy…at the branch level."  Tell us your consideration of each of your branches as a reporting unit and an operating segment.

            Response:

We considered the requirements of ASC topic 280, Segment Reporting, and concluded that we have only one reportable operating segment.

In arriving at our conclusion that we do not have multiple operating segments, we considered important factors suggested by ASC 280-10-50. Our branch offices are all engaged in the same business subject to the oversight of the Chief Executive Officer.  Although we have discrete financial information available for both our geographic regions, for the purposes of making decisions about resource allocation and performance assessment, the chief operating decision maker reviews the operating results in aggregate. As a result, we concluded we have only one operating segment.

Ms. Kathryn Jacobson
July 28, 2011

Our comments related to “decentralized and autonomous management style” refer to the authority granted to our branch managers related to customer acceptance and termination decisions and local branch spending.  Significant decisions outside the scope of these areas are made by our corporate management team.

In the alternative, if we had concluded that we have multiple operating segments, we have concluded that they would meet the aggregation criteria listed in paragraph 280-10-50-11.

2.         Please explain to us why your insurance subsidiaries are not considered to be separate operating segments.  Refer to paragraphs 50-1 and 50-2 of ASC 280-10.

            Response:

We do not believe how we manage our cost of insurance constitutes an operating segment as contemplated in ASC topic 280, Segment Reporting.

Associated Insurance for Excess (“AICE”) and ECOLE were formed as a functional department (as defined in ASC 280-10-50-4) to support our self insurance programs for workers compensation and to give us greater flexibility in the re-insurance markets to manage our overall insurance costs.  While these entities do have separate financial statements they are operated and evaluated in the context of our overall self insurance program.

Separate financial statements for AICE and ECOLE are prepared and filed with the Arizona Department of Insurance in accordance with the state’s insurance requirements.  The financial statements for AICE and ECOLE are prepared only for regulatory purposes and are not monitored or utilized by our executive management team.  All results of our self insurance program, including these entities, are evaluated on a consolidated basis.

Fair Value of Financial Instruments and Concentration of Credit Risk page F-17

3.         For each class of security with fair value measurements using significant other observable inputs (Level 2)

a.         please include a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income

Ms. Kathryn Jacobson
July 28, 2011

approach, or the cost approach, and the inputs used in determining the fair values of each class of assets or liabilities.

b.         if there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach or the use of an additional valuation technique), please disclose that change and the reason for making it.

            Response:

In future filings we will provide the disclosures noted by the staff.

Related Party Transactions, page F-24

4.         Tell us how you tested for impairment that asset group which includes the 1.25 acres of river front property and what your conclusion was.

            Response:

We purchased the 1.25 acres of river front property during December of 2009 for a total cost of $1.5 million.  As disclosed in our 2009 Form 10-K, subsequent to the purchase of the land, we leased the land to the CEO of the Company to construct and operate a restaurant.  We viewed the purchase of this land as an opportunity to broaden our investment portfolio through the acquisition of high quality real estate at comparatively low real estate prices.

We considered the potential for impairment in our land investment as prescribed by ASC 350-10-35-21.  This paragraph indicates six specific identifiers to consider when determining the potential for impairment in long-lived assets.  During our risk assessment performed in connection with our assessment of internal control over financial reporting, we concluded that several of the indicators mentioned in ASC 350-10-35-21 may be present, which would indicate a potential impairment.  We ultimately concluded there was a low risk of potential material misstatement based on our limited procedures performed and the magnitude of our investment.  We based our assessment on the performance of limited procedures to assess the land’s carrying value as compared to the fair value at December 31, 2010.  The procedures we performed included reviewing the land value through informal sources such as Zillow.com and calculating a potential change in value based on the change in the Case-Schiller index for the Portland, OR; Vancouver, WA metro area.  While these two sources are driven primarily by the residential real estate market, we concluded that they provided sufficient evidence about the real estate market as a whole in our market area.  Based on our limited procedures as determined by our low risk assessment, we concluded that the value of the property was not materially impaired as of December 31, 2010.

Ms. Kathryn Jacobson
July 28, 2011

Subsequent Event, page F-32

5.         Tell us how you accounted for Mr. Sherertz' key man life insurance policy in the financial statements.

            Response:

            We accounted for the key man life insurance policy proceeds as a component of other income for the first quarter ended March 31, 2011, during which the insurance proceeds were received.

            We determined that while the receipt of the insurance proceeds from an officer’s life insurance policy is an infrequent occurrence, it is not unusual in nature.  Therefore, the life insurance proceeds did not meet the criteria of being both unusual and infrequent which would be required to classify the life insurance proceeds as an extraordinary item.

On behalf of Barrett Business Services, Inc. the undersigned hereby acknowledges that:

▪                     the company is responsible for the adequacy and accuracy of the disclosures in the filings;

▪                     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪                     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at 360-828-0700 if you have any questions regarding the information contained in this letter.

Ms. Kathryn Jacobson
July 28, 2011